UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Buenos Aires, May 11, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 03/31/2021

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on May 11, 2021, approved the condensed interim financial statements for the three-month period ended March 31, 2021. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of net income (1) (in millions of pesos)

Attributable to shareholders of the Company	(2,066)
Attributable to minority interests	(181)
Total net income	(2,247)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	64,870
Attributable to minority interests	788

Total other comprehensive income	65,658

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	62,804
Attributable to minority interests	607

Total comprehensive income	63,411

4) Detail of Shareholders’ equity as of 03/31/2020 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,926
Adjustment to contributions	6,088
Shares in treasury	7
Adjustment to shares in treasury	13
Stock compensation plan	(52)
Acquisition cost of treasury shares	498
Share trading premium	(653)
Issuance premiums	640

Total shareholders’ contributions	10,467

Legal reserve	2,007
Reserve for future dividends	3,700
Reserve for investments	8,934
Reserve for repurchase of own shares	550
Other comprehensive income	786,173
Retained earnings	(71,715)

Subtotal Shareholders’ equity	740,116

Minority interests	6,772

Total Shareholders’ equity	746,888

(1)	Amounts in accordance with IFRS

5) Shares owned by the parent group

As of March 31, 2021, the number of shares owned by the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Controlling shareholder of the company

Federal Government—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, City of Buenos Aires

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 11, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer